UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

Laureen E. Seeger, Esq. Chief Legal Officer American Express Company 200 Vesey Street New York, New York 10285 (212) 640-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37890B 100

(1)	Name of Reporting Person American Express Company
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 157,786,199
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 157,786,199
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 157,786,199
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 73.5% (1)
(14)	Type of Reporting Person (See Instructions) CO
(1) Based on 56,945,033 shares of Class A Common Stock issued and outstanding as of May 27, 2022, and assuming that the Reporting Person (as defined in Item 2 below) exchanges all of the B Ordinary Shares (with automatic cancellation of the shares of Class B Common Stock) held directly or indirectly by it for shares of Class A Common Stock on a one-for-one basis, but no other stockholder exchanges its B Ordinary Shares.

SCHEDULE 13D

CUSIP No. 37890B 100

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Global Business Travel Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 666 3rd Avenue, 4th Floor, New York, NY 10172.

Item 2. Identity and Background

(a)	This Statement is being filed by American Express Company (“American Express”) with respect to securities held of record by American Express Travel Holdings Netherlands Coöperatief U.A. (“Amex HoldCo.”), an indirect, wholly-owned subsidiary of American Express (collectively, the “Reporting Person”).

(b)	The address of the principal office and principal business of the Reporting Person is 200 Vesey Street, New York, New York 10285.

(c)	American Express’ principal products and services are credit and charge card products, along with travel and lifestyle related services, offered to consumers and businesses around the world.

(d)	During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	American Express is a New York corporation. Amex HoldCo. is a cooperative organized under the laws of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 2, 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

On May 27, 2022, in connection with the consummation of the transactions contemplated by the business combination agreement dated December 2, 2021 between Apollo Strategic Growth Capital (“Apollo”) and GBT JerseyCo Limited (“JerseyCo”) (the “Business Combination Agreement”), Amex HoldCo. received 157,786,199 B Ordinary Shares of JerseyCo (the “B Ordinary Shares”) and an equal number of shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Amex HoldCo. also entered into an exchange agreement dated May 27, 2022 (the “Exchange Agreement”) with the Issuer, JerseyCo, Juweel Investors (SPC) Limited (“Juweel”) and EG Corporate Travel Holdings LLC (“Expedia”) giving it the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange its B Ordinary Shares for an equal number of shares of Class A Common Stock of the Issuer (the “Class A Common Stock”) on a one-for-one basis (with automatic cancellation of an equal number of shares of Class B Common Stock), subject to the conditions described in Item 6.

The Issuer’s Class A Common Stock and Class B Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. Both the Class A Common Stock and the Class B Common Stock carry one vote per share on all matters on which stockholders are generally entitled to vote.

Item 4. Purpose of Transaction

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Person beneficially owns Class A Common Stock for investment purposes and in support of the strategic relationship between the Issuer and the Reporting Person. This strategic relationship commenced in June 2014 with the formation of the joint venture between the Reporting Person and Juweel that established the Issuer’s operations. Subject to the agreements described herein, the Reporting Person intends to review on a continuing basis its investment in the Issuer and may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The responses to Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
American Express Company(2)	157,786,199	73.5%

(1)	Based on 56,945,033 shares of Class A Common Stock issued and outstanding as of May 27, 2022, and assuming that the Reporting Person exchanges all of the B Ordinary Shares (with automatic cancellation of the shares of Class B Common Stock) held directly or indirectly by it for shares of Class A Common Stock on a one-for-one basis, but no other stockholder exchanges its B Ordinary Shares.

(2)	Consists of securities held of record by Amex HoldCo.

On May 27, 2022, Amex HoldCo. entered into a shareholders agreement with the Issuer, JerseyCo, Juweel and Expedia (the “Shareholders Agreement”). By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Person may be deemed to be in a “group” with Juweel and Expedia for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing shall not be deemed an admission that such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims such group membership.

(c) Except as set forth in this Item 5, the Reporting Person has not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Pursuant to the Exchange Agreement described above, Amex HoldCo. may exchange its B Ordinary Shares (with automatic cancellation of an equal number of shares of Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis, subject to certain conditions and customary adjustments for stock splits, stock dividends, reclassifications and other similar transactions or, in certain limited transactions, at the option of the a committee of independent directors of the Issuer (the “Exchange Committee”), for cash.

The Issuer, acting through the Exchange Committee, may limit or restrict such exchanges if the Exchange Committee determines that such limitations or restrictions are necessary to avoid a violation of applicable law or JerseyCo being classified as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. In the event of certain tender offers, changes of control or similar transactions with respect to shares of Class A Common Stock, the Exchange Agreement entitles each of Amex HoldCo., Juweel and Expedia to exchange its B Ordinary Shares in order to participate in such tender offers, changes of control or similar transactions.

Pursuant to an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) entered into by and among the Issuer and certain stockholders, including Amex HoldCo., certain stockholders can require the Issuer to register for resale under the Securities Act of 1933, as amended, their shares of Class A Common Stock, whether currently owned or issued upon exchange of B Ordinary Shares. The Registration Rights Agreement also provides for customary piggyback rights.

In addition, the Shareholders Agreement sets forth various restrictions, limitations and other terms concerning the transfer of equity security securities of the Issuer by the parties thereto. Among other matters, and subject to certain terms, conditions and exceptions, the Shareholders Agreement will prohibit Amex HoldCo., Juweel and Expedia, severally and not jointly, from effecting transfers of such equity securities to certain specified restricted persons, as well as transfers that would violate applicable securities laws or cause the Issuer to be treated other than as a pass-through entity for U.S. federal income tax purposes. The Shareholders Agreement also specifies the initial composition of the Issuer board of directors (the “Board”) and requires the Issuer to take all necessary action within its control to cause the Board to have 11 directors, consisting of the Chief Executive Officer of the Issuer, two nominees of Amex HoldCo., two Juweel nominees, one Expedia nominee, one nominee of APSG Sponsor, L.P. (the “Sponsor”), and, for so long as the director designated by the Sponsor is serving on the Board, four independent nominees, nominated by the Board’s nominating and governance committee, and, following the conclusion of the Sponsor designee’s service on the Board, five such independent nominees. If Amex HoldCo. or Juweel ceases to own at least 15% of the Issuer’s issued shares, it will thereafter have the right (on a several basis) to nominate only one director, and if any of Amex HoldCo., Juweel or Expedia ceases to own at least 5% of the Issuer’s issued shares, it will thereafter have no right to nominate a director, except that Amex HoldCo. will continue to have the right (on a several basis) to nominate a director for so long as the Issuer is deemed to be “controlled” by American Express under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).

The Shareholders Agreement will also require (subject to certain specified conditions and exceptions including those described below) the approval of each of Amex HoldCo., Juweel and Expedia to take certain actions, including:

•	Other than in accordance with the Issuer’s Certificate of Incorporation or pursuant to an issuer tender offer or share repurchase program that, in each case, was approved by the Board, the redemption, cancellation or repayment of any equity securities of the Issuer or JerseyCo, other than on a pro rata basis from all shareholders;
•	Dividends or distributions, other than on a pro rata basis;
•	Other than in accordance with the Issuer’s Certificate of Incorporation, any share exchanges, splits, combinations and similar actions with respect to one or more, but not all, classes or series of the Issuer’s or JerseyCo’s shares;
•	Amendments to JerseyCo’s organizational documents that relate specifically and solely to rights, priorities and privileges of the B Ordinary Shares or the C Ordinary Shares of JerseyCo (the “C Ordinary Shares”), as applicable, or have a disproportionate adverse effect on such shares as compared to any other class or series of shares, and do not require a separate class vote of the holders of such shares; or
•	Any agreement or commitment to do any of the foregoing.

In general, the foregoing approval right of each of Amex HoldCo., Juweel and Expedia will terminate if such person ceases to own at least 10% of the Issuer’s common stock; however, an amendment to JerseyCo’s organizational documents of the type described in the fourth bullet in the preceding sentence will require the approval of any such person to which such amendment is materially adverse, regardless of such person’s percentage interest of the Issuer’s common stock. The foregoing approval rights do not apply to actions that the Issuer or JerseyCo undertake to effect an exchange pursuant to the Exchange Agreement or actions that they are otherwise authorized to undertake pursuant to the Exchange Agreement. Until Amex HoldCo. ceases to own at least 25% of the Issuer’s common stock, the approval of Amex HoldCo. is also required for the Issuer to take certain actions that would result in the consolidation of the Issuer or JerseyCo with American Express, or in the Issuer or JerseyCo becoming a “variable interest entity” under ASC 810. Until Amex HoldCo. ceases to own at least 15% of the Issuer’s common stock, Amex HoldCo. will also have certain anti-dilution rights with respect to its beneficial ownership of the Issuer.

The Shareholders Agreement also contains various provisions related to the Issuer’s compliance with certain banking laws and regulations, including the BHC Act. Because American Express is deemed to ‘‘control’’ the Issuer under the BHC Act, the Issuer is subject to supervision, examination and regulation by the Federal Reserve. Upon the occurrence of certain “Amex Exit Conditions” specified in the Shareholders Agreement, which generally relate to the Issuer’s failure to satisfy regulatory requirements arising from American Express’ deemed “control” of the Issuer, or American Express’ determination that the BHC Act otherwise prohibits it from maintaining its investment in the Issuer, Amex HoldCo. may take (or require the Issuer to take) certain actions under the Shareholders Agreement to terminate the American Express’ deemed “control” of the Issuer. In particular, Amex HoldCo. may elect (in its discretion) to transfer its shares of the Issuer and JerseyCo or exercise demand registration rights, in each case without regard to certain restrictions that would otherwise apply, or exchange all or a portion of its Class A Common Stock and Class B Common Stock, as applicable, for shares of Class A-1 Preferred Stock of the Issuer and Class B-1 Preferred Stock of the Issuer, respectively, which are non-voting.

American Express Travel Related Services Company, Inc. (“TRS”), the principal operating subsidiary of American Express, and the Issuer are also parties to an amended and restated trademark license agreement (the “Trademark License Agreement”) to grant a subsidiary of the Issuer a long-term, 11-year license (unless earlier terminated or extended) pursuant to which to all wholly-owned operating subsidiaries of the Issuer and other permitted sublicensees will be permitted to license certain of American Express’ trademarks for business travel, meeting and events, business consulting and other services related to business travel. Pursuant to the Trademark License Agreement, upon the occurrence of certain specified conditions, the Issuer is entitled to require that TRS and its affiliates divest or otherwise restructure its investment in the Issuer such that the Issuer and its affiliates would no longer be considered “controlled entities” for the purposes of certain banking laws and regulations.

In connection with the Business Combination Agreement, on December 2, 2021, Apollo and certain stockholders, including Amex HoldCo., entered into a company holders support agreement (the “Company Holders Support Agreement”), pursuant to which Amex HoldCo. has agreed not to transfer, until the 180th day following the consummation of the transactions contemplated by the Business Combination Agreement (the “UW Lock-Up Release Date”), any equity securities of the Issuer or JerseyCo (subject to certain permitted exceptions).

Pursuant to the Business Combination Agreement, if at any time during the five years following the consummation of the transactions contemplated by the Business Combination Agreement, the dollar volume-weighted average price of the Class A Common Stock is, for any 20 trading days within a period of 30 consecutive trading days, greater than or equal to (i) $12.50, then one-half of the number of C Ordinary Shares held by Amex HoldCo. shall automatically and without further action on the part of any person be converted and re-designated into an equal number of B Ordinary Shares; or (ii) $15.00, then the remaining C Ordinary Shares held by Amex HoldCo. shall automatically and without further action on the part of any person be converted and re-designated into an equal number of B Ordinary Shares.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Business Combination Agreement, the Exchange Agreement, the Registration Rights Agreement, the Shareholders Agreement, the Trademark License Agreement and the Company Holders Support Agreement, filed herewith as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition, the Reporting Person and the Issuer are parties to a series of commercial arrangements that provide, among other things, certain obligations regarding payment product solutions, business travel and meetings and events, agreements with competitors, support of partnerships, lead generation and card merchant acceptance.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital and GBT JerseyCo Limited (incorporated by reference to Exhibit 2.1 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

2.	Form of Exchange Agreement, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited and equityholders of GBT JerseyCo Limited (incorporated by reference to Exhibit 10.7 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

3.	Form of Amended & Restated Registration Rights Agreement entered into by and among Global Business Travel Group, Inc., APSG Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.10 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

4.	Form of Shareholders Agreement by and among by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.4 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

5.	Form of Amended and Restated Trademark License Agreement, dated May 27, 2022, by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited and, solely for the purposes of specified sections therein, GBT JerseyCo Limited, GBT US LLC, GBT III B.V. and Global Business Travel Group, Inc. (incorporated by reference to Exhibit 10.26 of APSG’s Registration Statement on Form S-4/A (Reg. No. 333-261820) filed with the SEC on March 22, 2022).

6.	Company Holders Support Agreement, dated as of December 2, 2021, by and among Apollo Strategic Growth Capital and the parties set forth on Schedule I thereto (incorporated by reference to Exhibit 10.4 to Apollo Strategic Growth Capital’s Current Report on Form 8-K, filed with the SEC on December 8, 2021).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

/s/ Kristina V. Fink
Kristina V. Fink Corporate Secretary, American Express Company